First quarter 2018
Financial statements and review



2018 first quarter results

Statoil reports adjusted earnings of USD 4.4 billion and USD 1.5 billion after tax in the first quarter of 2018. IFRS net operating income was USD 5.0 billion and the IFRS net income was USD 1.3 billion.

The first quarter was characterised by:

- Solid earnings across all segments
- Strong cash flow. Net debt ratio reduced from 29.0% to 25.1% [5]
- Strong operational performance with record high international production

"Following strong results from our improvement work we have a lower cost base, enabling us to capture high value from higher prices and deliver solid earnings across all segments. We continue our strong operational performance, and international production was record high. The cash flow from operating activities was very strong and above 7 billion dollars in the quarter. We have reduced our net debt ratio from 29.0% to 25.1% after paying for Martin Linge," says Eldar Sætre, President and CEO of Statoil ASA.

"In the quarter we have accessed attractive acreage in Brazil and the Gulf of Mexico, secured acreage for further developing our renewable business in Poland and taken over the operatorship for Martin Linge. This week, the world's largest spar platform, arrived at the Aasta Hansteen field in the Norwegian Sea. In addition, Johan Sverdrup and our project portfolio are progressing according to plan and we have delivered the development plan for the Askeladd project for approval," says Sætre.

"Reflecting our always safe, high value, low carbon strategy and our development as a broad energy company, the board of directors has proposed to the Annual General Meeting in May to change the name of the company to Equinor" says Sætre.

Adjusted earnings [5] were USD 4.4 billion in the first quarter, up from USD 3.3 billion in the same period in 2017. Adjusted earnings after tax [5] were USD 1.5 billion in the first quarter, up from USD 1.1 billion in the same period last year. Higher prices for both oil and gas, coupled with high production, contributed to the increase. The USD/NOK exchange rate development, increased transportation costs, and increased royalty expenses from higher prices, contributed to a cost increase. A change in depreciation basis for one of the fields on the Norwegian continental shelf increased adjusted depreciation expenses by more than USD 100 million. Excluding the effect of new fields coming on stream, underlying operating costs and administrative expenses per barrel are stable from the same quarter last year.

IFRS net operating income was USD 5.0 billion in the first quarter compared to USD 4.3 billion in the same period of 2017. The increase was partially offset by reduced value of derivatives. IFRS net income was USD 1.3 billion, up from USD 1.1 billion in the first quarter of 2017.

Statoil delivered equity production of 2,180 mboe per day in the first quarter, an increase from 2,146 mboe per day in the same period in 2017. The increase was primarily due to higher production in the US. The underlying production growth [7] was more than 2% compared to the first quarter of 2017.

As of first quarter 2018, Statoil had completed seven exploration wells with two commercial discoveries. Adjusted exploration expenses [5] in the quarter were USD 238 million, up from USD 202 million in the same quarter of 2017, mainly due to higher drilling activity.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 7.1 billion for the first quarter of 2018 compared to USD 5.9 billion same period 2017. Organic capital expenditure [5] was USD 2.1 billion for the first three months of 2018. End of quarter, net debt to capital employed [5] was reduced from 29.0% to 25.1%, after value enhancing transactions.

The board of directors has decided on a dividend of USD 0.23 per share for the first quarter, on par with the boards proposal for increased dividend for the fourth quarter of 2017.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 31 March 2018, compared to 0.8 in the same period a year ago.

		Quarters		Change
(in USD million, unless stated otherwise)	Q1 2018	Q4 2017	Q1 2017	Q1 on Q1
Net operating income	4,960	5,182	4,250	17%
Adjusted earnings [5]	4,414	3,956	3,313	33%
Net income	1,285	2,575	1,064	21%
Adjusted earnings after tax [5]	1,473	1,306	1,114	32%
Total equity liquids and gas production (mboe per day) [4]	2,180	2,134	2,146	2%
Group average liquids price (USD/bbl) [1]	60.2	56.0	48.9	23%

GROUP REVIEW

First quarter 2018

Total equity liquids and gas production [4] was 2,180 mboe per day in the first quarter of 2018, up 2% compared to 2,146 mboe per day in the first quarter of 2017 mainly due to start-up of new fields and additional wells coming on stream. Expected natural decline and divestments partially offset the increase.

Total entitlement liquids and gas production [3] was slightly down 1% to 1,993 mboe per day in the first quarter of 2018 compared to 2,007 mboe per day in the first quarter of 2017. Increased equity production as described above, was offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4] due to higher prices in the first quarter 2018 and adjustments from previous quarters. The effects from PSA and US royalties were 186 mboe per day in total in the first quarter of 2018 compared to 138 mboe per day in the first quarter of 2017.

Condensed income statement under IFRS (unaudited, in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
Total revenues and other income	19,884	17,114	15,528	28%
Purchases [net of inventory variation]	(9,794)	(8,414)	(6,466)	51%
Operating and administrative expenses	(2,514)	(2,433)	(2,642)	(5%)
Depreciation, amortisation and net impairment losses	(2,368)	(1,292)	(1,943)	22%
Exploration expenses	(249)	207 [1]	(227)	10%
Net operating income/(loss)	4,960	5,182	4,250	17%
Net income/(loss)	1,285	2,575	1,064	21%

1) Positive exploration expenses in the fourth quarter 2017 due to impairment reversal.

Net operating income was USD 4,960 million in the first quarter of 2018, compared to USD 4,250 million in the first quarter of 2017. The 17% increase was primarily due to higher liquids and gas prices and increased volumes of liquids sold, partially offset by reduced value of derivatives, higher operational costs mainly due to new fields and wells on stream, and currency effects from the USD/NOK exchange rate development.

In the first quarter of 2018, net operating income was positively affected by an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. In the first quarter of 2017, net operating income was positively affected by gains from changes in fair value of derivatives and inventory hedge contracts totalling USD 832 million, and reversal of impairments of USD 439 million. Loss on sale of assets of USD 384 million, negatively impacted net operating income in the first quarter of 2017.

Adjusted earnings (in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
Adjusted total revenues and other income	19,408	17,455	14,571	33%
Adjusted purchases [6]	(9,859)	(8,386)	(6,400)	54%
Adjusted operating and administrative expenses	(2,530)	(2,407)	(2,274)	11%
Adjusted depreciation expenses	(2,368)	(2,433)	(2,382)	(1%)
Adjusted exploration expenses	(238)	(274)	(202)	18%
Adjusted earnings [5]	4,414	3,956	3,313	33%
Adjusted earnings after tax [5]	1,473	1,306	1,114	32%

Adjusted operating and administrative expenses were USD 2,530 million in the first quarter of 2018, an increase of USD 256 million compared to the first quarter of 2017. The increase was mainly driven by the USD/NOK exchange rate development, increased activity from start-up of new fields and additional wells coming on stream in the US. Increased transportation costs because of higher gas volumes, increased royalty expenses as a result of the increase in prices and higher maintenance activity, added to the cost increase, partially offset by divestments of assets.

Adjusted depreciation expenses were stable at USD 2,368 million in the first quarter of 2018. Increased depreciation from new fields on stream, a change in the depreciation basis for one of the fields on the NCS and the development in the USD/NOK exchange rate, were offset by higher reserves estimates.

Adjusted exploration expenses were USD 238 million in the first quarter of 2018, a minor increase of USD 36 million compared to the first quarter of 2017.

After total adjustments[1] of net USD 546 million to net operating income, **Adjusted earnings** [5] were USD 4,414 million in the first quarter of 2018, up from USD 3,313 million in the first quarter of 2017.

Adjusted earnings after tax [5] were USD 1,473 million in the first quarter of 2018, which reflects an effective tax rate on adjusted earnings of 66.6%, compared to 66.4% in the first quarter of 2017.

Total cash flows increased by USD 2,341 million compared to the first quarter of 2017.

Cash flows provided by operating activities were increased by USD 1,356 million compared to the first quarter of 2017. The increase was mainly due to higher liquids and gas prices and a change in working capital, partially offset by a reduction in finance derivatives effects and increased tax payments.

Cash flows used in investing activities were reduced by USD 2,124 million compared to the first quarter of 2017. The decrease was mainly due to reduced financial investments, partially offset by additions through business combinations.

Cash flows used in financing activities were increased by USD 1,139 million compared to the first quarter of 2017. The increase was mainly due to repayment of loans and dividend paid.

Free cash flow [5] in the first quarter of 2018 was USD 1,528 million compared to USD 3,179 million in the first quarter of 2017 mainly due to additions through business combinations, increased tax payments, dividend paid and reduced proceeds from sale of assets, partially offset by higher liquids and gas prices.

In the first quarter of 2018, in addition to comparable figures, free cash flow and cash flows provided by operating activities and investing activities are affected by a change in accounting policy, see note 9 Changes in accounting policies to the Condensed interim financial statements.

OUTLOOK

- **Organic capital expenditures** [5] for 2018 are estimated at around USD 11 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.5 billion for 2018, excluding signature bonuses
- Statoil's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2017 – 2020, **production growth** [7] is expected to come from new projects resulting in around 3-4% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2018 is estimated to be 1-2% above the 2017 level
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 50 mboe per day in the second quarter of 2018. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full year of 2018

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

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[1] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

EXPLORATION & PRODUCTION NORWAY

First quarter 2018 review

Average daily production of liquids and gas was stable at 1,381 mboe per day in the first quarter of 2018, compared to 1,393 mboe per day in the first quarter of 2017.

Net operating income was USD 3,585 million in the first quarter of 2018 compared to USD 3,241 million in the first quarter of 2017. The increase was mainly due to increased liquids prices and increased gas transfer price. In the first quarter of 2018, net operating income was positively impacted by the implementation effect of USD 216 million from a change of accounting policy for lifting imbalances. In the first quarter of 2017, impairment reversal of USD 439 million positively impacted net operating income.

Adjusted operating and administrative expenses increased mainly due to currency effects, transportation tariffs and new fields on stream. Adjusted depreciation increased mainly due to currency effects, a change in the depreciation basis for one of the fields and new fields coming on stream. Adjusted exploration expenses increased due to higher well costs and lower capitalisation rate.

After total adjustments of USD 213 million to net operating income, **Adjusted earnings** [5] were USD 3,372 million in the first quarter of 2018, up 29% from USD 2,621 million in the first quarter of 2017.

Adjusted earnings (in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
Adjusted total revenues and other income	5,557	5,189	4,470	24%
Adjusted operating and administrative expenses	(793)	(826)	(683)	16%
Adjusted depreciation	(1,296)	(1,245)	(1,097)	18%
Adjusted exploration expenses	(96)	(114)	(70)	38%
Adjusted earnings [5]	3,372	3,004	2,621	29%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

EXPLORATION & PRODUCTION INTERNATIONAL

First quarter 2018 review

Average equity production of liquids and gas increased by 6% to 799 mboe per day in the first quarter of 2018 compared to 753 mboe per day in the first quarter of 2017. The increase was primarily driven by new wells in the US onshore. This was partially offset by natural decline primarily in Angola, and portfolio changes due to reclassification of the heavy oil company Petrocedeño to a financial investment in addition to the sale of Kai Kos Dehseh oil sands in 2017.

Average daily entitlement production of liquids and gas was 613 mboe per day in the first quarter of 2018 compared to 615 mboe per day in the first quarter of 2017. Increased equity production as described above, was offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4] due to higher prices in the first quarter 2018 and adjustments from previous quarters. The effects from PSA and US royalties were 186 mboe per day in the first quarter of 2018 compared to 138 mboe per day in the first quarter of 2017.

Net operating income was positive USD 706 million in the first quarter of 2018 compared to negative USD 161 million in the first quarter of 2017. Net operating income in the first quarter of 2018 was positively impacted by higher realised oil and gas prices and lower depreciation. Net operating income was also positively impacted by an implementation effect of USD 71 million from a change of accounting policy for lifting imbalances in the first quarter of 2018. The first quarter of 2017 was impacted by losses on the sale of assets of USD 384 million, primarily related to the sale of the Kai Kos Dehseh oil sands.

Adjusted operating and administrative expenses increased primarily due to higher royalties and transportation expenses, and operation and maintenance. Change effects in the first quarter of 2017 from future asset retirement costs added to the increase. The increases were partially offset by portfolio changes, as mentioned above. Adjusted depreciation decreased mainly due to higher reserves estimates, partially offset by increased production in the US. Adjusted exploration expenses increased in the first quarter of 2018 mainly due to higher drilling activity and field development cost, partially offset by lower seismic activity and higher capitalised exploration cost.

After total adjustments of USD 69 million to net operating income, **Adjusted earnings** [5] were USD 638 million in the first quarter of 2018, up from USD 272 million in the first quarter of 2017.

Adjusted earnings (in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
Adjusted total revenues and other income	2,448	2,269	2,222	10%
Adjusted operating and administrative expenses	(706)	(587)	(634)	11%
Adjusted depreciation	(962)	(1,084)	(1,184)	(19%)
Adjusted exploration expenses	(142)	(160)	(132)	7%
Adjusted earnings [5]	638	438	272	>100%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

MARKETING, MIDSTREAM & PROCESSING

First quarter 2018 review

Natural gas sales volumes amounted to 15.5 billion standard cubic meters (bcm) in the first quarter of 2018, at the same level as the first quarter of 2017. Of the total gas sales in first quarter of 2018, entitlement gas was 13.8 bcm compared to 13.1 bcm in the first quarter of 2017. The increase was due to higher entitlement production from Development & Production USA (DPUSA) and the Norwegian continental shelf (NCS), offset by lower sales of third party gas.

Average invoiced European natural gas sales price [8] increased by 26% in the first quarter of 2018 compared to the first quarter of 2017 mainly due to higher demand as a result of periods of cold weather in Europe and the UK. **Average invoiced North American piped gas sales price** [8] increased by 5% in the same period mainly due to higher demand as a result of prolonged cold weather conditions.

Net operating income was USD 673 million in the first quarter of 2018 compared to USD 1,279 million in the first quarter of 2017. The decrease was mainly related to lower gain in fair value of derivatives and periodisation of inventory hedging effect in first quarter of 2018 totalling USD 184 million compared to USD 788 million in first quarter of 2017.

Adjusted purchases [6] increased due to higher prices for liquids and for gas from the NCS. Higher crude oil volumes added to the increase while gas volumes were stable. Adjusted operating and administrative expenses increased compared to first quarter of 2017, mainly due to the development in the USD/NOK exchange rate. Cost increases related to high maintenance activity and a new asset added to the increase. Adjusted depreciations increased mainly due to an additional asset compared to first quarter of 2017.

After total adjustments of USD 219 million to net operating income, **Adjusted earnings** [5] were USD 454 million in the first quarter of 2018, compared to USD 500 million in the first quarter of 2017. The decrease was mainly due to weaker trading results from liquids and lower processing margins, partially offset by higher results from European and US Gas, mainly due to higher margins.

Adjusted earnings (in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
Adjusted total revenues and other income	18,986	17,021	14,274	33%
Adjusted purchases [6]	(17,385)	(15,346)	(12,712)	37%
Adjusted operating and administrative expenses	(1,057)	(1,056)	(989)	7%
Adjusted depreciation	(91)	(86)	(73)	24%
Adjusted earnings [5]	454	533	500	(9%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2018

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Full year 2017
Revenues	19,776	17,110	15,468	60,971
Net income/(loss) from equity accounted investments	101	(3)	57	188
Other income	7	7	3	27
Total revenues and other income	19,884	17,114	15,528	61,187
Purchases [net of inventory variation]	(9,794)	(8,414)	(6,466)	(28,212)
Operating expenses	(2,316)	(2,271)	(2,418)	(8,763)
Selling, general and administrative expenses	(198)	(163)	(224)	(738)
Depreciation, amortisation and net impairment losses	(2,368)	(1,292)	(1,943)	(8,644)
Exploration expenses	(249)	207	(227)	(1,059)
Net operating income/(loss)	4,960	5,182	4,250	13,771
Net financial items	(420)	(39)	(206)	(351)
Income/(loss) before tax	4,540	5,144	4,044	13,420
Income tax	(3,255)	(2,568)	(2,980)	(8,822)
Net income/(loss)	1,285	2,575	1,064	4,598
Attributable to equity holders of the company	1,285	2,574	1,062	4,590
Attributable to non-controlling interests	0	1	2	8
Basic earnings per share (in USD)	0.39	0.78	0.33	1.40
Diluted earnings per share (in USD)	0.39	0.77	0.33	1.40
Weighted average number of ordinary shares outstanding (in millions)	3,316	3,298	3,236	3,268

See note 9 Changes in accounting policies.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Quarters		Full year
(unaudited, in USD million)	Q1 2018	Q4 2017	Q1 2017	2017
Net income/(loss)	1,285	2,575	1,064	4,598
Actuarial gains/(losses) on defined benefit pension plans	(225)	244	78	172
Income tax effect on income and expenses recognised in OCI[1]	57	(61)	(20)	(38)
Items that will not be reclassified to the Consolidated statement of income	(168)	183	58	134
Currency translation adjustments	1,220	(668)	437	1,710
Net gains/(losses) from available for sale financial assets	64	(15)	(10)	(64)
Share of OCI from equity accounted investments	(5)	(27)	0	(40)
Items that may be subsequently reclassified to the Consolidated statement of income	1,278	(711)	428	1,607
Other comprehensive income/(loss)	1,110	(528)	486	1,741
Total comprehensive income/(loss)	2,396	2,048	1,550	6,339
Attributable to the equity holders of the company	2,395	2,047	1,548	6,331
Attributable to non-controlling interests	0	1	2	8

1) OCI = Other Comprehensive Income

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 31 March 2018	At 31 December 2017	At 31 March 2017
ASSETS			
Property, plant and equipment	66,052	63,637	60,109
Intangible assets	9,379	8,621	9,235
Equity accounted investments	2,640	2,551	2,344
Deferred tax assets	2,428	2,441	2,248
Pension assets	1,246	1,306	933
Derivative financial instruments	1,511	1,603	1,746
Financial investments	2,959	2,841	2,565
Prepayments and financial receivables	968	912	907
Total non-current assets	87,183	83,911	80,087
Inventories	2,832	3,398	3,150
Trade and other receivables	8,937	9,425	7,013
Derivative financial instruments	175	159	254
Financial investments	6,006	8,448	10,118
Cash and cash equivalents	8,932	4,390	7,135
Total current assets	26,881	25,820	27,670
Assets classified as held for sale	1,385	1,369	0
Total assets	115,449	111,100	107,757
EQUITY AND LIABILITIES			
Shareholders' equity	42,590	39,861	36,618
Non-controlling interests	26	24	28
Total equity	42,616	39,885	36,647
Finance debt	24,607	24,183	27,289
Deferred tax liabilities	8,579	7,654	7,243
Pension liabilities	4,137	3,904	3,425
Provisions	15,456	15,557	13,528
Derivative financial instruments	757	900	1,437
Total non-current liabilities	53,536	52,198	52,922
Trade, other payables and provisions	9,814	9,737	9,049
Current tax payable	5,881	4,057	3,746
Finance debt	3,224	4,091	4,500
Dividends payable	0	729	712
Derivative financial instruments	378	403	180
Total current liabilities	19,297	19,017	18,188
Total liabilities	72,833	71,214	71,110
Total equity and liabilities	115,449	111,100	107,757

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income/(loss)			1,062				1,062	2	1,064
Other comprehensive income/(loss)			58	437	(10)	0	486		486
Total comprehensive income/(loss)									1,550
Other equity transactions		(2)	(0)				(2)	0	(2)
At 31 March 2017	1,156	6,606	33,693	(4,827)	(10)	0	36,618	28	36,647
At 31 December 2017	1,180	7,933	34,406	(3,554)	(64)	(40)	39,861	24	39,885
Net income/(loss)			1,285				1,285	0	1,285
Other comprehensive income/(loss)			(168)	1,220	64 [2]	(5)	1,110		1,110
Total comprehensive income/(loss)									2,396
Dividends[1]	5	335	(1)				339		339
Other equity transactions		(5)	(0)				(5)	1	(4)
At 31 March 2018	1,185	8,263	35,522	(2,335)	(0)	(45)	42,590	26	42,616

1) For more information, see note 7 Dividends.
2) For more information, see note 9 Changes in accounting policies.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Q1 2018	Quarters Q4 2017 (restated*)	Q1 2017 (restated*)	Full year 2017 (restated*)
Income/(loss) before tax	4,540	5,144	4,044	13,420
Depreciation, amortisation and net impairment losses	2,368	1,292	1,943	8,644
Exploration expenditures written off	28	(501)	38	(8)
(Gains) losses on foreign currency transactions and balances	19	(112)	(86)	(127)
(Gains) losses on sales of assets and businesses	(3)	(4)	383	395
(Increase) decrease in other items related to operating activities[2]	(117)	137	(136)	(884)
(Increase) decrease in net derivative financial instruments	389	46	(234)	19
Interest received	36	30	43	148
Interest paid	(131)	(218)	(134)	(622)
Cash flows provided by operating activities before taxes paid and working capital items	7,131	5,813	5,860	20,985
Taxes paid	(1,118)	(2,462)	(608)	(5,766)
(Increase) decrease in working capital	1,062	(1,630)	466	(417)
Cash flows provided by operating activities	7,075	1,720	5,719	14,802
Additions through business combinations	(1,561)	0	0	0
Capital expenditures and investments	(2,529)	(3,398)	(2,377)	(10,755)
(Increase) decrease in financial investments	2,578	3,211	(1,846)	592
(Increase) decrease in derivatives financial instruments	(40)	(61)	251	(439)
(Increase) decrease in other items interest bearing	6	42	1	79
Proceeds from sale of assets and businesses	2	4	303	406
Cash flows used in investing activities	(1,545)	(201)	(3,668)	(10,117)
Repayment of finance debt	(851)	(3,507)	(5)	(4,775)
Dividend paid	(402)	(373)	(0)	(1,491)
Net current finance debt and other	75	461	(34)	444
Cash flows provided by (used in) financing activities	(1,179)	(3,419)	(40)	(5,822)
Net increase (decrease) in cash and cash equivalents	4,352	(1,900)	2,011	(1,137)
Effect of exchange rate changes on cash and cash equivalents	184	(40)	28	436
Cash and cash equivalents at the beginning of the period (net of overdraft)	4,390	6,330	5,090	5,090
Cash and cash equivalents at the end of the period (net of overdraft)[1]	8,925	4,390	7,128	4,390

*   Related to a change in accounting policies, see note 9 Changes in accounting policies for more information.
1)   At 31 March 2018 and 2017 cash and cash equivalents included a net overdraft of USD 7 million. At 31 December 2017 net overdraft was zero.
2)   The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 had no cash effect and was excluded from Cash flow provided by operating activity.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

On 15 March 2018 it was announced that the board of directors of Statoil ASA has proposed to change the company's name to Equinor ASA. The name change will be formally decided upon by the shareholders in the annual general meeting on 15 May 2018.

The Statoil group's (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the first quarter of 2018 were authorised for issue by the board of directors on 24 April 2018.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil's Consolidated annual financial statements for 2017.

With effect from 1 January 2018, Statoil has implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Statoil has voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Statoil shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows. Reference is made to Note 9 Changes in accounting policies for further information about these policy changes.

There have been no other changes to significant accounting policies in the first quarter of 2018 compared to the Consolidated annual financial statements for 2017.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following business areas; Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consists of the business areas DPN and MMP respectively. The business areas DPI and DPUSA are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2018 and 2017 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

First quarter 2018 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	154	471	19,142	16	0	19,783
Revenues inter-segment	5,573	2,044	22	0	(7,638)	0
Net income/(loss) from equity accounted investments	46	9	6	40	0	101
Total revenues and other income	5,773	2,523	19,170	56	(7,638)	19,884
Purchases [net of inventory variation]	0	(5)	(17,365)	0	7,576	(9,794)
Operating, selling, general and administrative expenses	(793)	(700)	(1,042)	(87)	108	(2,514)
Depreciation, amortisation and net impairment losses	(1,296)	(962)	(91)	(19)	0	(2,368)
Exploration expenses	(99)	(149)	0	0	0	(249)
Net operating income/(loss)	3,585	706	673	(49)	46	4,960
Additions to PP&E, intangibles and equity accounted investments	2,819	1,284	50	24	0	4,178
Balance sheet information						
Equity accounted investments	1,174	232	127	1,107	0	2,640
Non-current segment assets	33,042	36,702	5,303	385	0	75,432
Non-current assets, not allocated to segments						9,111
Total non-current assets						87,183

First quarter 2017 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	65	344	15,047	15	0	15,471
Revenues inter-segment	4,592	1,814	3	0	(6,410)	0
Net income/(loss) from equity accounted investments	38	9	11	(1)	0	57
Total revenues and other income	4,694	2,167	15,062	15	(6,410)	15,528
Purchases [net of inventory variation]	1	(4)	(12,747)	(0)	6,284	(6,466)
Operating, selling, general and administrative expenses	(726)	(982)	(963)	(67)	96	(2,642)
Depreciation, amortisation and net impairment losses	(658)	(1,184)	(73)	(27)	0	(1,943)
Exploration expenses	(70)	(157)	0	0	0	(227)
Net operating income/(loss)	3,241	(161)	1,279	(79)	(30)	4,250
Additions to PP&E, intangibles and equity accounted investments	1,306	900	68	125	0	2,399
Balance sheet information						
Equity accounted investments	1,171	367	128	678	0	2,344
Non-current segment assets	28,597	35,910	4,460	377	0	69,345
Non-current assets, not allocated to segments						8,398
Total non-current assets						80,087

For information regarding implementation of IFRS 15 and change of accounting policy for recognition of revenue from the production of oil and gas properties in which Statoil shares an interest with other companies, see note 9 Changes in accounting policies.

For information regarding acquisition of interests in Martin Linge field and Garantiana discovery in E&P Norway, see note 3 Acquisitions and disposals.

Revenues by geographic areas
When attributing the line item revenues (from) third party, other revenue and other income to the country of the legal entity executing the sale for the first quarter of 2018, Norway constitutes 77% and the US constitutes 16% of such revenues.

Non-current assets by country

(in USD million)	At 31 March 2018	At 31 December 2017	At 31 March 2017
Norway	37,511	34,588	32,285
USA	19,312	19,267	18,293
Brazil	4,940	4,584	5,251
UK	4,553	4,222	3,352
Angola	2,594	2,888	3,553
Canada	1,645	1,715	1,524
Azerbaijan	1,461	1,472	1,312
Algeria	1,057	1,114	1,271
Other countries	4,999	4,958	4,847
Total non-current assets[1]	78,072	74,809	71,689

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of interests in Martin Linge field and Garantiana discovery
In the first quarter of 2018 Statoil and Total closed an agreement to acquire Total's equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the Norwegian continental shelf. Through this transaction Statoil increased the ownership share in Martin Linge field from 19% to 70%. Upon closing Statoil paid Total a consideration of USD 1,561 million and took over the operatorships. The assets and liabilities related to the acquired portion of Martin Linge and Garantiana have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Statoil's property, plant and equipment of USD 1,352 million, intangible assets of USD 116 million, goodwill of USD 275 million, deferred tax liabilities of USD 275 million and other of USD 94 million. At this stage, the purchase price allocation is preliminary. The partners have joint control and Statoil continues to account for interest on a pro-rata basis using Statoil's new ownership share. The transaction has been accounted for in the Exploration and Production Norway (E&P Norway) segment.

Acquisition of Cobalt's North Platte interest in the Gulf of Mexico
In the first quarter of 2018 Statoil's co-bid with Total in the bankruptcy auction for Cobalt's interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing Total, as operator, owns 60% of North Platte and Statoil owns the remaining 40%. The value of the acquired exploration assets will be recognised in the Exploration & Production International (E&P International) segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration for the maximum amount of USD 20 million.

Acquisition of interest in Roncador field in Brazil
In the fourth quarter of 2017 Statoil entered into an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. Closing is expected in 2018 and is subject to certain conditions, including government approval. The transaction will be accounted for in the E&P International segment.

Divestment of operated interest in Carcara field in Brazil
In the fourth quarter of 2017 Statoil agreed to divest 39.5% out of its 76% interest in BM-S-8. As of 31 March 2018, the intangible assets related to and liabilities associated with the 39.5% of current interest in BM-S-8 are presented as held for sale in the Consolidated balance sheet, accounted for in the E&P International segment.

4 Financial items

(in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Full year 2017
Gains (losses) on net foreign exchange	(19)	112	86	126
Interest income and other financial items	(7)[1]	112	182	487
Gains (losses) on derivative financial instruments	(164)	73	(117)	(61)
Interest and other finance expenses	(229)	(336)	(357)	(903)[2]
Net financial items	(420)	(39)	(206)	(351)

1) Includes expenses of USD 64 million related to implementation of IFRS 9. See note 9 Changes in accounting policies.
2) Includes an income of USD 319 million related to a release of a provision. See note 23 Other commitments, contingent liabilities and contingent assets in Statoil's 2017 Annual Report and Form 20-F.

Statoil has a US Commercial paper programme available with a limit of USD 5 billion of which USD 366 million has been utilised as of 31 March 2018.

5 Income taxes

(in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Full year 2017
Income/(loss) before tax	4,540	5,144	4,044	13,420
Income tax expense	(3,255)	(2,568)	(2,980)	(8,822)
Effective tax rate	71.7%	49.9%	73.7%	65.7 %

The tax rate for the first quarter of 2018 was primarily influenced by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency. This was partially offset by positive operating income in countries with unrecognised deferred tax assets.

The tax rate for the fourth quarter of 2017 was primarily influenced by reversal of impairments recognised in countries with unrecognised deferred tax assets.

The tax rate for the first quarter of 2017 was primarily influenced by high tax rate on income from the Norwegian continental shelf caused by proportionally lower impact of uplift deduction and loss related to the sale of interest in the Kai Kos Dehseh (KKD) oil sand project without reported tax benefit.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2017	63,637	8,621
Additions through business combinations	1,352	392
Additions	1,377	409
Transfers	44	(44)
Disposals and reclassifications	0	(2)
Transferred to assets classified as held for sale	0	(16)
Expensed exploration expenditures and impairment losses	-	(28)
Depreciation, amortisation and net impairment losses	(2,365)	(3)
Effect of foreign currency translation adjustments	2,007	51
Balance at 31 March 2018	66,052	9,379

Impairments/reversal of impairments
In the first quarter of 2018 only minor impairments of acquisition costs related to oil and gas prospects were recognized.

The price assumptions in the first quarter of 2018 were as follows (prices assumptions used in the fourth quarter of 2017 are indicated in brackets):

Year Prices in real terms 1)	2018		2020		2025		2030	
Brent Blend (USD/bbl)	63	(60)	68	(67)	77	(77)	80	(80)
NBP (USD/mmBtu)	6.3	(6.6)	6.4	(6.5)	8.0	(8.0)	8.0	(8.0)
Henry Hub (USD/mmBtu)	2.7	(2.9)	3.4	(3.5)	4.0	(4.0)	4.0	(4.0)

1) Basis year 2016

7 Dividends

In May 2016, Statoil's general assembly approved the introduction of a two-year scrip dividend programme, commencing from the fourth quarter 2015. In May 2017, Statoil's general assembly approved the continuation of the two-year scrip programme through the third quarter 2017.

A dividend of USD 0.2201 was approved for the third quarter of 2017 and the cash element was paid in the first quarter of 2018. Dividends for third and fourth quarter 2016 were paid in the second quarter of 2017.

On April 24, 2018, the board of directors resolved to declare a dividend for the first quarter of USD 0.23 per share. The Statoil share will trade ex-dividend August 21, 2018 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be August 22, 2018 and payment date will be around August 30, 2018.

Dividends

Dividends	Q1 2018	Q1 2017	Full year 2017
Dividends paid in cash (in USD million)	402	0	1,491
USD per share or ADS	0.2201	0.0000	0.8804
NOK per share	1.7389	0.0000	7.2615
Scrip dividends (in USD million)	340	0	1,357
Number of shares issued (in million)	15.5	0.0	78.1
Total dividends	743	0	2,848

8 Provisions, commitments, contingent liabilities and contingent assets

On 28 February 2018, Statoil received a notice of deviation from Norwegian tax authorities related to an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime, increasing the maximum exposure in this matter to approximately USD 500 million. Statoil has provided for its best estimate in the matter.

In 2016, Statoil initiated arbitration to set aside an expert ruling affecting Statoil's ownership percentage in the ongoing redetermination process for the Agbami field in Nigeria. In April 2018, the Arbitration panel ruled, dismissing Statoil's claims. Statoil is currently evaluating the arbitration ruling, which however has no impact on Statoil's accounting for the Agbami redetermination as the outcome of the expert ruling has been provided for. For further information see note See note 23 Other commitments, contingent liabilities and contingent assets in Statoil's 2017 Annual Report and Form 20-F.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Changes in accounting policies

With effect from 1 January 2018, Statoil has implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Statoil has voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Statoil shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows.

IFRS 9 Financial Instruments
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has been implemented retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The implementation impact of IFRS 9 is immaterial, and Statoil's equity as at January 2018 have consequently not been adjusted upon adoption of the standard. In accordance with the IFRS 9's transitional provisions, comparative figures have not been restated.

On the date of initial application of IFRS 9, Statoil's financial instrument assets were classified into measurement categories as follows. The table shows the assets by category according to previous requirements and according to IFRS 9, with differences in carrying amounts noted where applicable:

(in USD million)	Measurement Category Original (IAS 39)	Measurement Category New (IFRS 9)	Carrying Amount Original (IAS 39)	Carrying Amount New (IFRS 9)	Difference
Assets at 01.01.2018					
Non-current derivative financial instruments	Fair value through profit or loss	Fair value through profit or loss	1,603	1,603	-
Non-current financial investments	Amortised cost	Amortised cost	47	47	-
	Available for sale	Fair value through profit or loss	397	397	-
	Fair value option	Fair value through profit or loss	2,397	2,397	-
Prepayments and financial receivables	Amortised cost	Amortised cost	723	723	-
	Non-financial assets	Non-financial assets	188	188	-
Trade and other receivables	Amortised cost	Amortised cost	8,560	8,571	11
	Non-financial assets	Non-financial assets	865	865	-
Current derivative financial instruments	Fair value through profit or loss	Fair value through profit or loss	159	159	-
Current financial investments	Amortised cost	Amortised cost	4,085	4,085	-
	Fair value through profit or loss	Amortised cost	3,649	3,639	(10)
	Fair value option	Fair value through profit or loss	714	714	-
Cash and cash equivalents	Amortised cost	Amortised cost	2,917	2,917	-
	Fair value through profit or loss	Fair value through profit or loss	381	381	-
	Fair value through profit or loss	Amortised cost	1,092	1,091	(1)
Total			27,778	27,778	-

There are no changes related to classification of Statoil's liabilities following the implementation of IFRS 9.

Portions of Statoil's cash equivalents and current financial investments tied to liquidity management, which under IAS 39 are classified as held for trading and reflected at fair value through profit and loss, will under IFRS 9 be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. The impact of the change is immaterial.

For certain financial assets currently classified as Available for sale (AFS), changes in fair value which under IAS 39 are reflected in OCI, will be reflected in profit and loss under IFRS 9. As a result, fair value loss of USD 64 million that had been accumulated in the available-for-sale financial assets reserve were expensed in the statement of income as an implementation effect.

No significant changes were made for Statoil's expected loss recognition process to satisfy IFRS 9's financial asset impairment requirements. Credit risk related to financial assets measured at amortised cost is immaterial.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 covers the recognition of revenue in the financial statements and related disclosure, and has replaced existing revenue recognition guidance, including IAS 18 Revenue. Statoil has implemented IFRS 15 retrospectively, with the cumulative effect recognised at the date of initial application. The impact on Statoil's equity is immaterial. As allowed by the standard, prior periods have not been restated. Total revenues and other income in the Consolidated statement of income has not been impacted materially by the implementation of IFRS 15.

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognised upon satisfaction of the performance obligations for the amounts that reflect the consideration to which Statoil expects to be entitled in exchange for those goods and services. Under IFRS 15, revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

The accounting for Statoil's sale of the SDFI's natural gas and crude oil under IFRS 15 has not led to changes compared to the practice under IAS 18.

With effect from 1 January 2018, Statoil has presented 'Revenue from contracts with customers' and 'Other revenue' (USD 19.6 billion and USD 0.2 billion in the first quarter of 2018, respectively) as a single caption, Revenues, in the Consolidated statement of income. 'Other revenue' includes taxes paid in kind under certain production sharing agreements (PSAs), the impact of commodity-based derivatives connected with sales contracts or revenue-related risk management, and adjustments for imbalances between oil and gas production and sales. These items represent a form of revenue, or are closely connected to revenue transactions. In addition, the impact of certain commodity-based earn-out and contingent consideration agreements are now presented under 'Other income'. These elements were previously presented within Revenues.

Change in accounting for lifting imbalances

Statoil voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Statoil shares an interest with other companies. Previously Statoil recognised revenue on the basis of volumes lifted and sold to customers during the period (the sales method). Under the new method, Statoil recognises revenues according to Statoil's ownership in producing fields, where the accounting for the imbalances is presented as Other revenue. This voluntary change in policy has been made because it better reflects Statoil's operational performance, and also increases comparability with the financial reporting of Statoil's peers. The change in policy affects the timing of revenue recognition from oil and gas production; however, the pre-tax implementation impact of USD 287 million recognised in the first quarter of 2018 has been considered immaterial. Statoil's equity as at 1 January 2018 has consequently not been adjusted upon the change in policy, and comparative figures have not been restated.

Change in Cash flow presentation – restatement of comparative periods

Statoil has changed its presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the Consolidated statement of cash flows. The presentation was changed to better reflect the cash impact of the different items within operating, investing and financing activities. The changes impacts the classification of cash flow items within cash flows provided by operating activities and reclassification of cash flow elements relating to foreign exchange derivatives from operating activities to investing and financing activities.

Changes to classification of foreign currency derivatives

Statoil applies foreign currency derivatives to hedge currency exposure related financial investments and long-term debt in foreign currencies. Cash receipts and payments related to these derivatives has previously been classified as an operating cash flow together with cash flows from other derivative positions. To better align the cash receipt and payments from foreign currency derivatives with the cash flows related to the underlying hedged items, the cash receipts and payments from these derivatives have been reclassified from an operating cash flow to an investing or financing cash flow depending on the nature of the hedged item.

Changes to classification of non-cash currency effects

Non-cash currency exchange gains and losses and currency translation effects previously presented as part of the individual line items within Cash flows provided by operating activities will be reclassified into the line item gain/loss on foreign currency transactions and balances. This to better distinguish changes in items relating to operating activities, i.e. decrease/increase in working capital, from the balance sheet impact of non-cash currency effects.

Changes to classification related to working capital items

Certain items that previously has been presented as part of change in working capital has been reclassified to other items related to operating activities if the nature of the item is non-cash provisions.

(unaudited, in USD million)	2017 as reported	Quarterly effects of change in presentation				2017 YTD changes in presentation	2017 as restated
		1Q 2017	2Q 2017	3Q 2017	4Q 2017		
Income/(loss) before tax	13,420						13,420
Depreciation, amortisation and net impairment losses	8,644						8,644
Exploration expenditures written off	(8)						(8)
(Gains) losses on foreign currency transactions and balances	(453)	(8)	151	387	(204)	326	(127)
(Gains) losses on sales of assets and businesses	395					0	395
(Increase) decrease in other items related to operating activities	(391)	(115)	(138)	(439)	199	(493)	(884)
(Increase) decrease in net derivative financial instruments	(596)	(233)	118	599	132	615	19
Interest received	282	(27)	(34)	(37)	(36)	(134)	148
Interest paid	(622)						(622)
Cash flows provided by operating activities before taxes paid and working capital items	20,671	(383)	97	510	91	314	20,985
Taxes paid	(5,766)						(5,766)
(Increase) decrease in working capital	(542)	132	(8)	30	(30)	125	(417)
Cash flows provided by operating activities	14,363	(251)	89	540	61	439	14,802
Capital expenditures and investments	(10,755)						(10,755)
(Increase) decrease in financial investments	592						592
(Increase) decrease in derivatives financial instruments	0	251	(89)	(540)	(61)	(439)	(439)
(Increase) decrease in other items interest bearing	79						79
Proceeds from sale of assets and businesses	406						406
Cash flows used in investing activities	(9,678)	251	(89)	(540)	(61)	(439)	(10,117)
New finance debt	0						
Repayment of finance debt	(4,775)						(4,775)
Dividend paid	(1,491)						(1,491)
Net current finance debt and other	444						444
Cash flows provided by (used in) financing activities	(5,822)						(5,822)
Net increase (decrease) in cash and cash equivalents	(1,137)						(1,137)
Effect of exchange rate changes on cash and cash equivalents	436						436
Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090						5,090
Cash and cash equivalents at the end of the period (net of overdraft)	4,390						4,390

(unaudited, in USD million)	2016 as reported	2016 changes in presentation	2016 as restated
Income/(loss) before tax	(178)		(178)
Depreciation, amortisation and net impairment losses	11,550		11,550
Exploration expenditures written off	1,800		1,800
(Gains) losses on foreign currency transactions and balances	(137)	257	120
(Gains) losses on sales of assets and businesses	(110)		(110)
(Increase) decrease in other items related to operating activities	1,076	(199)	877
(Increase) decrease in net derivative financial instruments	1,307	(109)	1,198
Interest received	280	(146)	134
Interest paid	(548)		(548)
Cash flows provided by operating activities before taxes paid and working capital items	15,040	(197)	14,843
Taxes paid	(4,386)		(4,386)
(Increase) decrease in working capital	(1,620)	(19)	(1,639)
Cash flows provided by operating activities	9,034	(216)	8,818
Capital expenditures and investments	(12,191)		(12,191)
(Increase) decrease in financial investments	877		877
(Increase) decrease in derivatives financial instruments		216	216
(Increase) decrease in other items interest bearing	107		107
Proceeds from sale of assets and businesses	761		761
Cash flows used in investing activities	(10,446)	216	(10,230)
New finance debt	1,322		1,322
Repayment of finance debt	(1,072)		(1,072)
Dividend paid	(1,876)		(1,876)
Net current finance debt and other	(333)		(333)
Cash flows provided by (used in) financing activities	(1,959)		(1,959)
Net increase (decrease) in cash and cash equivalents	(3,371)		(3,371)
Effect of exchange rate changes on cash and cash equivalents	(152)		(152)
Cash and cash equivalents at the beginning of the period (net of overdraft)	8,613		8,613
Cash and cash equivalents at the end of the period (net of overdraft)	5,090		5,090

(unaudited, in USD million)	Restated quarters			
	1Q 2017	2Q 2017	3Q 2017	4Q 2017
Income/(loss) before tax	4,044	3,288	944	5,144
Depreciation, amortisation and net impairment losses	1,943	2,312	3,096	1,292
Exploration expenditures written off	38	94	361	(501)
(Gains) losses on foreign currency transactions and balances	(86)	22	50	(112)
(Gains) losses on sales of assets and businesses	383	13	3	(4)
(Increase) decrease in other items related to operating activities	(136)	(917)	33	137
(Increase) decrease in net derivative financial instruments	(234)	(49)	256	46
Interest received	43	38	38	30
Interest paid	(134)	(139)	(131)	(218)
Cash flows provided by operating activities before taxes paid and working capital items	5,860	4,661	4,651	5,813
Taxes paid	(608)	(1,119)	(1,577)	(2,462)
(Increase) decrease in working capital	466	509	239	(1,630)
Cash flows provided by operating activities	5,719	4,051	3,313	1,720
Capital expenditures and investments	(2,377)	(2,346)	(2,634)	(3,398)
(Increase) decrease in financial investments	(1,846)	(3,005)	2,231	3,211
(Increase) decrease in derivatives financial instruments	251	(89)	(540)	(61)
(Increase) decrease in other items interest bearing	1	19	17	42
Proceeds from sale of assets and businesses	303	74	25	4
Cash flows used in investing activities	(3,668)	(5,347)	(901)	(201)
New finance debt	0	(0)	(0)	0
Repayment of finance debt	(5)	(5)	(1,257)	(3,507)
Dividend paid	(0)	(728)	(390)	(373)
Net current finance debt and other	(34)	(226)	243	461
Cash flows provided by (used in) financing activities	(40)	(960)	(1,403)	(3,419)
Net increase (decrease) in cash and cash equivalents	2,011	(2,256)	1,009	(1,900)
Effect of exchange rate changes on cash and cash equivalents	28	211	237	(40)
Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090	7,128	5,083	6,330
Cash and cash equivalents at the end of the period (net of overdraft)	7,128	5,083	6,330	4,390

Supplementary disclosures

OPERATIONAL DATA

Operational data	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
Prices				
Average Brent oil price (USD/bbl)	66.8	61.3	53.7	24%
E&P Norway average liquids price (USD/bbl)	61.2	57.2	50.2	22%
E&P International average liquids price (USD/bbl)	58.8	54.4	46.9	26%
Group average liquids price (USD/bbl)	60.2	56.0	48.9	23%
Group average liquids price (NOK/bbl) [1]	472.0	456.7	412.6	14%
Transfer price natural gas (USD/mmbtu) [9]	5.48	4.90	4.22	30%
Average invoiced gas prices - Europe (USD/mmbtu) [8]	6.90	6.27	5.46	26%
Average invoiced gas prices - North America (USD/mmbtu) [8]	3.48	2.53	3.31	5%
Refining reference margin (USD/bbl) [2]	3.8	5.5	5.4	(30%)
Entitlement production (mboe per day)				
E&P Norway entitlement liquids production	601	588	616	(2%)
E&P International entitlement liquids production	395	394	439	(10%)
Group entitlement liquids production	996	982	1,054	(6%)
E&P Norway entitlement gas production	780	788	777	0%
E&P International entitlement gas production	218	191	176	23%
Group entitlement gas production	998	979	953	5%
Total entitlement liquids and gas production [3]	1,993	1,962	2,007	(1%)
Equity production (mboe per day)				
E&P Norway equity liquids production	601	588	616	(2%)
E&P International equity liquids production	538	532	556	(3%)
Group equity liquids production	1,139	1,120	1,172	(3%)
E&P Norway equity gas production	780	788	777	0%
E&P International equity gas production	261	225	197	32%
Group equity gas production	1,041	1,013	974	7%
Total equity liquids and gas production [4]	2,180	2,134	2,146	2%
MMP sales volumes				
Crude oil sales volumes (mmbl)	218.1	215.0	200.0	9%
Natural gas sales Statoil entitlement (bcm)	13.8	13.9	13.1	6%
Natural gas sales third-party volumes (bcm)	1.7	1.7	2.4	(30%)

EXCHANGE RATES

Exchange rates	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
NOK/USD average daily exchange rate	0.1276	0.1226	0.1184	8%
NOK/USD period-end exchange rate	0.1286	0.1219	0.1166	10%
USD/NOK average daily exchange rate	7.8382	8.1577	8.4426	(7%)
USD/NOK period-end exchange rate	7.7773	8.2050	8.5757	(9%)
EUR/USD average daily exchange rate	1.2292	1.1774	1.0647	15%
EUR/USD period-end exchange rate	1.2398	1.1993	1.0691	16%

ADJUSTED EXPLORATION EXPENSES

Adjusted exploration expenses (in USD million)	Q1 2018	Quarters Q4 2017	Q1 2017	Change Q1 on Q1
E&P Norway exploration expenditures (activity)	131	149	121	8%
E&P International exploration expenditures (activity)	193	193	148	30%
Group exploration expenditures (activity)	323	343	269	20%
Expensed, previously capitalised exploration expenditures	17	5	13	37%
Capitalised share of current period's exploration activity	(103)	(49)	(81)	27%
Impairment (reversal of impairment)	11	(506)	26	(58%)
Exploration expenses IFRS	249	(207)	227	10%
Items impacting	(11)	481	(25)	(57%)
Adjusted exploration expenses	238	274	202	18%

For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

NET ADJUSTED FINANCIAL ITEMS 2018

Net adjusted financial items in the first quarter of 2018 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	(7)	(19)	(164)	(229)	(420)	(16)	(435)
Foreign exchange (FX) impacts (incl. derivatives)	7	19	-	-	26	-	-
Interest rate (IR) derivatives	-	-	164	-	164	-	-
Impairment of financial investment (net)	(54)	-	-	-	(54)	-	-
Adjusted financial items excluding FX and IR derivatives	(54)	0	0	(229)	(283)	(16)	(299)

NET ADJUSTED FINANCIAL ITEMS 2017

Net adjusted financial items in the first quarter of 2017 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	190	0	0	(357)	(167)	80	(87)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	First quarter					
	2018			2017		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	3,372	(2,407)	965	2,621	(1,911)	679 [1]
E&P International	638	(212)	426	272	(139)	155 [1]
MMP	454	(216)	237	500	(185)	321 [1]
Other	(49)	(105)	(155)	(80)	36	(41)[1]
Group	4,414	(2,940)	1,473	3,313	(2,199)	1,114
Effective tax rates on adjusted earnings			66.6%			66.4%

1) The figures from the first quarter 2017 do not include minor adjustments mainly related to net financial items allocated at business level.

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per		Health, safety and the environment	First quarter	First quarter
Q1 2018	Q1 2017		2018	2017
		Injury/incident frequency		
2.7	2.8	Total recordable injury frequency (TRIF)	2.2	2.8
0.5	0.8	Serious incident frequency (SIF)	0.5	0.7
		Oil spills		
259	149	Accidental oil spills (number of)	82	30
117	71	Accidental oil spills (cubic metres)	96	14

Climate	First quarter 2018	Full year 2017
Upstream CO2 intensity (kg CO2/boe) [1]	8	9

1) For Statoil operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Statoil's 2017 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
* **Adjusted earnings** (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation and adjusted exploration expenses) – for more information see below
* **Adjusted earnings after tax** – for more information see below
* **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Statoil uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures
* **Net interest-bearing debt adjusted** – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures - Net debt to capital employed ratio and note 18 Finance debt in Statoil's 2017 Annual Report and Form 20-F
* **Net debt to capital employed ratio before adjustments** and **Net debt to capital employed ratio adjusted** – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures in Statoil's 2017 Annual Report and Form 20-F
* **Organic capital expenditures** – capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. Capital expenditures are defined as additions to property, plant and equipment (including capitalised financial leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in equity accounted companies. See section 5.2 Use and reconciliation of non-GAAP financial measures in Statoil's 2017 Annual Report and Form 20-F for more information on organic capital expenditures
* **Free cash flow** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, additions through business combinations, capital expenditures and investments, (Increase) decrease in other items interest bearing, proceeds from sale of assets and businesses and dividend paid

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

* Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
* **Periodisation of inventory hedging effect**: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
* **Over/underlift**: In the first quarter of 2018 Statoil changed the accounting policy for lifting imbalances, see note 9 Changes in accounting policies to the Condensed interim financial statements for further information. For historical periods over/underlift was accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period was therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
* Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
* **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
* **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Internal unrealised profit on inventories:** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Statoil's underlying operational performance in the reporting period

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2018	At 31 December 2017	At 31 March 2017
Shareholders' equity		42,590	39,861	36,618
Non-controlling interests		26	24	28
Total equity	A	42,616	39,885	36,647
Current finance debt		3,224	4,091	4,500
Non-current finance debt		24,607	24,183	27,289
Gross interest-bearing debt	B	27,831	28,274	31,789
Cash and cash equivalents		8,932	4,390	7,135
Current financial investments		6,006	8,448	10,118
Cash and cash equivalents and financial investment	C	14,938	12,837	17,253
Net interest-bearing debt before adjustments [10]	B1 = B-C	12,894	15,437	14,536
Other interest-bearing elements [1]		1,028	1,014	1,141
Marketing instruction adjustment [2]		(160)	(164)	(176)
Net interest-bearing debt adjusted [5]	B2	13,762	16,287	15,501
Normalisation for cash-build up before tax payment (50% of Tax Payment) [3]		513	-	232
Net interest-bearing debt adjusted [5]	B3	14,275	16,287	15,733
Calculation of capital employed [5]				
Capital employed before adjustments to net interest-bearing debt	A+B1	55,510	55,322	51,183
Capital employed before normalisation for cash build up for tax payment	A+B2	56,379	56,172	52,148
Capital employed adjusted	A+B3	56,892	56,172	52,380
Calculated net debt to capital employed [5]				
Net debt to capital employed before adjustments	(B1)/(A+B1)	23.2%	27.9%	28.4%
Net debt to capital employed adjusted	(B3)/(A+B3)	25.1%	29.0%	30.0%

1)   Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.
2)   Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.
3)   Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1st April and 1st October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the first quarter of 2018 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	4,960	3,585	706	673	(4)
Total revenues and other income	(476)	(216)	(76)	(184)	-
Changes in fair value of derivatives	(20)	-	(3)	(17)	-
Periodisation of inventory hedging effect	(167)	-	-	(167)	-
Change in accounting policy[1]	(287)	(216)	(71)	-	-
Gain/loss on sale of assets	(2)	-	(2)	-	-
Purchases [net of inventory variation]	(65)	-	-	(20)	(46)
Operational storage effects	(20)	-	-	(20)	-
Eliminations	(46)	-	-	-	(46)
Operating and administrative expenses	(16)	-	(1)	(15)	-
Gain/loss on sale of assets	(1)	-	(1)	-	-
Provisions	(15)	-	-	(15)	-
Exploration expenses	11	3	8	-	-
Impairment	11	3	8	-	-
Sum of adjustments to net operating income	(546)	(213)	(69)	(219)	(46)
Adjusted earnings [5]	4,414	3,372	638	454	(49)
Tax on adjusted earnings	(2,940)	(2,407)	(212)	(216)	(105)
Adjusted earnings after tax [5]	1,473	965	426	237	(155)

1) Change of accounting policy for lifting imbalances.

Items impacting net operating income in the first quarter of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	4,250	3,241	(161)	1,279	(109)
Total revenues and other income	(957)	(224)	55	(788)	(1)
Changes in fair value of derivatives	(562)	(44)	-	(518)	-
Periodisation of inventory hedging effect	(270)	-	-	(270)	-
Over-/underlift	(125)	(180)	55	-	-
Gain/loss on sale of assets	(1)	-	-	-	(1)
Purchases [net of inventory variation]	65	-	-	35	30
Operational storage effects	35	-	-	35	-
Eliminations	30	-	-	-	30
Operating and administrative expenses	369	43	352	(27)	-
Over-/underlift	3	43	(40)	-	-
Other adjustments	9	-	9	-	-
Gain/loss on sale of assets	384	-	384	-	-
Provisions	(27)	-	-	(27)	-
Depreciation, amortisation and impairment	(439)	(439)	-	-	-
Reversal of Impairment	(439)	(439)	-	-	-
Exploration expenses	25	-	25	-	-
Impairment	25	-	25	-	-
Sum of adjustments to net operating income	(938)	(620)	433	(779)	29
Adjusted earnings [5]	3,313	2,621	272	500	(80)
Tax on adjusted earnings	(2,199)	(1,911)	(139)	(185)	36
Adjusted earnings after tax [5]	1,114	679	155	321	(41)

Items impacting net operating income in the fourth quarter of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	5,182	3,211	1,754	343	(125)
Total revenues and other income	341	107	(42)	276	(0)
Changes in fair value of derivatives	145	(12)	(0)	158	-
Periodisation of inventory hedging effect	119	-	-	119	-
Over-/underlift	78	119	(41)	-	-
Gain/loss on sale of assets	(1)	-	(1)	-	(0)
Purchases [net of inventory variation]	28	-	-	(77)	105
Operational storage effects	(77)	-	-	(77)	-
Eliminations	105	-	-	-	105
Operating and administrative expenses	26	(46)	33	39	-
Over-/underlift	(15)	(50)	35	-	-
Other adjustments	4	4	-	-	-
Gain/loss on sale of assets	(6)	-	(6)	-	-
Provisions	39	-	-	39	-
Cost accrual changes	4	-	4	-	-
Depreciation, amortisation and impairment	(1,141)	(268)	(825)	(48)	-
Reversal of Impairment	(1,141)	(268)	(825)	(48)	-
Exploration expenses	(481)	-	(481)	-	-
Impairment	11	-	11	-	-
Reversal of Impairment	(517)	-	(517)	-	-
Cost accrual changes	25	-	25	-	-
Sum of adjustments to net operating income	(1,227)	(207)	(1,315)	190	105
Adjusted earnings [5]	3,956	3,004	438	533	(20)
Tax on adjusted earnings	(2,649)	(2,184)	(239)	(242)	16
Adjusted earnings after tax [5]	1,306	819	199	292	(4)

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Adjusted earnings break down (in USD million)	Quarters			Change
	Q1 2018	Q4 2017	Q1 2017	Q1 on Q1
Natural Gas Europe	285	286	197	45%
Natural Gas US	77	(6)	49	57%
Liquids	7	94	122	(94%)
Other	84	160	132	(36%)
Adjusted earnings MMP	454	533	500	(9%)

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in USD million)		Quarters		
		Q1 2018	Q4 2017	Q1 2017
Net operating income (NOI)	A	4,960	5,182	4,250
Tax on NOI	B	3,239	2,662	3,051
NOI after tax	C = A-B	1,721	2,520	1,199
Adjustments[1]	D	(546)	(1,227)	(938)
Tax on adjustments	E	(299)	(13)	(852)
Adjusted earnings after tax [5]	F = C+D-E	1,473	1,306	1,114
Net financial items	G	(420)	(39)	(206)
Tax on net financial items	H	(16)	94	71
Net income	I = C+G+H	1,285	2,575	1,064

1) Represents the sum total of adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to Statoil's returns, balance sheet and long-term underlying earnings growth; the name change to Equinor ASA; market outlook and future economic projections and assumptions; capital expenditure and exploration guidance for 2018; production guidance through 2020; organic capital expenditure for 2018; Statoil's intention to mature its portfolio; exploration and development activities, including estimates regarding exploration activity levels; projected unit of production cost; equity production and expectations for equity production reductions for 2018; planned maintenance activity and the effects thereof for 2018; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments and dividend subscription price; estimated provisions and liabilities; implementation of IFRS 9 and IFRS 15, and the impact thereof; planned acquisitions and divestments, including timing and impact thereof, including the acquisition of interests in the North Platte, the Roncador field and other pending acquisitions and divestments discussed in this report; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Statoil's 2017 Annual Report and Form 20-F is available at Statoil's website www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1. The Group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **Production Sharing Agreement (PSA)** that correspond to Statoil's ownership share in a field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures**. See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and it also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The Group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.